EXHIBIT 99.1

Reduction of TeliaSonera's Share Premium Reserve

STOCKHOLM, Sweden, Sept. 14, 2005 (PRIMEZONE) -- The Annual General Meeting of TeliaSonera AB (publ) decided to reduce the company's share premium reserve by SEK 52,681,266,270 and to transfer the amount to a non-restricted reserve.

The City Court of Stockholm has approved the reduction of the share premium reserve, and the decision of the court has now become legally binding. The reduction of the share premium reserve has thus been implemented in accordance with the decision of the Annual General Meeting.

For further information journalists can contact: TeliaSonera's Press Office, +46-(0)8-713 58 30

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

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